EXHIBIT 99.1

	T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street Vancouver, BC V6C 3P1	info@coralgold.com www.coralgold.com

April 16, 2012		Trading Symbols: TSX Venture – CLH
US OTC.BB – CLHRF
Berlin and Frankfurt – GV8

CORAL TO BEGIN DRILLING ON APRIL 19TH

Coral Gold Resources Ltd. (“Coral” or “The Company”) is pleased to announce that it has let a contract for its spring drill program at the Robertson property, Crescent Valley Nevada, USA.  Drilling is expected to start Thursday April 19th.

As stated in the February 22nd 2012 news release, Coral has a permit to drill on the porphyry gold zone.  The program will consist of diamond core holes that will twin original RC holes and provide core for leach tests at McLelland Labs in Reno, Nevada.  They are part of the Phase 1 drill program as proposed in the January 2012 Preliminary Economic Assessment (“PEA”) (see January 18th news release) and are designed to determine if "historic" Amax drilling data can be used with certainty to upgrade the level of confidence in resources contained in the oxidized zones. The Phase 1 drill program represents Coral’s first step towards pre-feasibility as defined by the PEA.

Coral, incorporated in 1981 continues to explore and develop the Robertson property located along the Battle Mountain Cortez Gold trend in North Central Nevada. Through independent exploration and previous joint venture partnerships with Amax, and Placer Dome, Coral has established an NI-43-101 inferred gold resource of 3.4 million ounces (2008).  Coral is working to increase the level of confidence in the resource by following the recommendations laid out in the Preliminary Economic Assessment report published in February 2012.

For more information on the Robertson Property and Coral’s other Nevada projects, visit the company’s website at www.coralgold.com

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.